May 7, 1996




Consolidated Delivery & Logistics, Inc.
Mack Centre IV
61 South Paramus Road
Paramus, New Jersey 07652

Dear Sirs:

     In connection with the registration under the Securities Act of 1933, as amended (the "Act"), of 1,400,000 shares of Common Stock, par value $.001 per share (the "Common Stock"), of Consolidated Delivery & Logistics, Inc., a Delaware corporation (the "Company"), to be issued and sold pursuant to the Consolidated Delivery & Logistics, Inc. Employee Stock Compensation Program (the "Plan"), we have examined such corporate records, certificates and other documents and such questions of law as we have considered necessary or appropriate for the purposes of this opinion.

     Upon the basis of such examination, we advise you that, in our opinion, the shares of Common Stock to be issued under the Plan have been duly authorized and, when issued in accordance with the terms and conditions of the Plan (including the due payment of the purchase price set forth in the Plan), will be validly issued, fully paid and non-assessable.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.
                                                     Very truly yours,

                                                  /s/LOWENSTEIN, SANDLER, KOHL,
                                                       FISHER & BOYLAN, P.A.

                                                     LOWENSTEIN, SANDLER, KOHL,
                                                       FISHER & BOYLAN, P.A.